EXECUTION COPY
Exhibit 2.1

Company Disclosure Schedule

The following memorandum constitutes the Company Disclosure Schedule referenced in the Agreement and Plan of Merger (the “Agreement”), dated July 8, 2008, by and among IMMS, Inc., a Nevada corporation (“Parent”), IMMS Acquisition, LLC, a California limited liability company and a wholly-owned subsidiary of Parent (“Merger Subsidiary”), and Company Cars, LLC, a California limited liability company (“Company”). This Company Disclosure Schedule sets forth the disclosures required by Article 2 of the Agreement and, where applicable, sets forth the exceptions to the representations and warranties of Company contained in the Agreement. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Agreement.

No reference to, or disclosure of, any item or other matter in this Company Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Company Disclosure Schedule. No disclosure in this Company Disclosure Schedule relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

This Company Disclosure Schedule and the information and disclosures contained herein are intended only to qualify and limit the representations and warranties of Company contained in the Agreement and shall not be deemed to expand in any way the scope or effect of any such representations and warranties. Where the terms of a contract or other disclosure item have been summarized or described in this Company Disclosure Schedule, such summary or description does not purport to be a complete statement of the material terms of such contract or other item. Document summaries herein are provided solely for convenience and merely supplement the disclosure provided by Company through Parent and Merger Subsidiary’s due diligence review of such documents.

The schedule numbers contained in this Company Disclosure Schedule correspond to the section to the Agreement to which the disclosure contained therein relates. However, notwithstanding anything to the contrary contained in this Company Disclosure Schedule or in the Agreement, each exception disclosed in one section of the Company Disclosure Schedule shall be deemed disclosed in each other section of the Company Disclosure Schedule provided it is reasonably apparent on its face that the matter is responsive to the representation to which such other section relates.

The headings and introductions used in this Company Disclosure Schedule have been included for convenience only, and are not intended to limit the effect of the disclosure contained in this Company Disclosure Schedule or to expand the scope of the information required to be disclosed in this Company Disclosure Schedule.

Section 2.2 Corporate Organization, etc.

1.	Company is qualified to do business in California and Arizona. See attached copies of Company’s Articles of Organization and Operating Agreement, together with all amendments thereto.

Section 2.3(a) Capitalization

1.	Company is authorized to issue Company LLC Interests expressed as percentage interests. There are a total of 100% of the Company LLC Interests issued and outstanding.

Section 2.3(b) Capitalization

1.	See Exhibit 1.5(a) to the Agreement, which includes the respective percentage ownership interest of each Member of Company.

2.	Company has issued warrants to purchase shares of common stock in a public entity used to complete a reverse merger to the following persons and/or entities:

Warrantholder; Address	Number of Shares Underlying Warrant; Exercise Price	Grant Date	Expiration Date

Kingsdale International Corp.	Warrant to purchase 200,000 shares of Parent common stock at an exercise price of $0.25 per share.	August 2, 2007	August 2, 2009

Greg Suess	Warrant to purchase 33,333 shares of Parent common stock at an exercise price of $0.25 per share.	August 2, 2007	August 9, 2009

RP Capital, LLC	Warrant to purchase 33,333 shares of Parent common stock at an exercise price of $0.25 per share.	August 2, 2007	August 9, 2009

Sean Fitzpatrick	Warrant to purchase 33,333 shares of Parent common stock at an exercise price of $0.25 per share.	August 2, 2007	August 9, 2009

3.
Pursuant to Company’s term sheet dated March 6, 2008 (the “Term Sheet”), Company offered a minimum of $500,000 and a maximum of $2,000,000 of Unsecured Convertible Promissory Notes (the “Notes”) (the “Bridge Loan Offering”). In connection with the closing of the Bridge Loan Offering, Company sold a total principal amount of $1,000,000 of Notes. Pursuant to the terms of the Term Sheet, at the Closing of the Merger, the Notes will automatically convert into 1,000,000 of “Units” of Parent’s securities, and the Notes will be null and void. The “Units” of Parent’s securities will consist of the following: (i) convertible debentures, in a principal amount equivalent to the dollar principal amount of the Notes (the “Debentures”), and (ii) warrants to purchase shares of common stock of Parent (the “Bridge Warrants”). For every dollar of principal amount of Units, purchasers will receive a Debenture of an equivalent principal amount. In addition, Purchasers will also receive a Bridge Warrant to purchase one share of common stock of Parent for every $2.00 of principal amount of Units purchased. Based on the principal amount of Notes sold, 500,000 Bridge Warrants will be issued by Parent.

4.
In addition to the Notes offered by the Company pursuant to the Term Sheet, the Company also offered a maximum of $300,000 of Promissory Notes (the “Additional Notes”) in connection with the Bridge Loan Offering. The Company sold a total principal amount of $125,000 of Additional Notes. The Additional Notes accrue interest at a rate of 10% per annum and all principal and unpaid interest will be due and payable in one installment six months from the date of Additional Notes. However, purchasers of these Additional Notes had the option of electing to convert the principal and all accrued and unpaid interest owing on their note into an equivalent amount of Units in connection with the Bridge Loan Offering. Prior to the Closing of the Merger, all nine of the investors elected to convert their Additional Notes into the Units offered as part of the Bridge Loan Offering, in the total aggregate amount of $130,648. Based on amount of principal and interest of Additional Notes that was converted into IMMS Units, 65,323 Bridge Warrants will be issued by Parent to the holders of the Additional Notes.

5.	Company owns 100% of the limited liability company interests of JSP Leasing, LLC (“JSP”), a California limited liability company. JSP has had no operations, revenues or expenses.

Section 2.6 Consents and Approvals

1.	Company is authorized to enter into the Agreement. See attached copies of Actions by Written Consent of Members and Manager, dated April 29, 2008.

Section 2.7 Financial Statements

1.	See attached drafts of the Company Financial Statements for the years ended December 31, 2007 and 2006.

Section 2.8 Absence of Undisclosed Liabilities

Company has notes payable to the following members or affiliates of members:

1.
Company executed a promissory note in favor of Jeffrey S. Pink (“Pink”) dated December 31, 2006, for the principal amount of $275,423.26, due and payable on September 30, 2007, bearing interest at a rate of 10% per annum (the “Jeff Pink Note”). The Jeff Pink Note supersedes prior notes payable to Pink. The Jeff Pink Note is past due and is subordinated to Vineyard under the terms of the Vineyard Note. The Jeff Pink Note has been assigned to Amalgamated as collateral for the obligations owing by Company under the Second Forbearance Agreement.

2.
Company executed a promissory note in favor of Laurie Pink (the wife of Jeffrey S. Pink, Company’s Manager) dated December 31, 2004, for the principal amount of $50,000, due and payable on June 1, 2007, bearing interest at a rate of 10% per annum (the “Laurie Pink Note”). The Laurie Pink Note is past due.

3.
Company executed a promissory note in favor of David Smith dated March 5, 2002, for the principal amount of $125,000, bearing interest at a rate of 10% per annum (the “Smith Note”). The Smith Note is past due.

4.
Company executed a promissory note in favor of Dr. Albert Demb (“Demb”) dated December 9, 2000, for the principal amount of $14,119 (the “First Demb Note”). Company made payments on the note and reduced the principal amount to $7,159. Company subsequently executed a promissory note in favor of Demb dated April 30, 2002, for the principal amount of $6,000, due and payable on April 30, 2002, bearing interest at a rate of 12% per annum compounded annually (the “Second Demb Note,” and together with the First Demb Note, the “Demb Notes”). The amounts owing under the Demb Notes have been treated as one obligation by Company. The Demb Notes are past due.

Company has notes payable to the following third parties:

1.
Company executed a Revolving (Grid) Promissory Note in favor of Amalgamated Bank (“Amalgamated”) dated April 10, 2006, as amended, for the principal amount of $11,000,000, due and payable on May 31, 2007, bearing interest at Amalgamated’s base rate plus 0.75% per annum (the “Amalgamated Note”). In connection with the Amalgamated Note, Company and/or Jeffrey S. Pink executed the following agreements:

•	Accounts Receivable Continuing Security Agreement dated March 26, 2004, as amended from time to time (the “AR Security Agreement”);

•
Inventory Rider (Rider A) to Accounts Receivable Continuing Security Agreement dated March 26, 2004, granting a lien on Company’s personal property in respect of Company’s Toyota Program Vehicles, and an Inventory Rider (Rider A) to Accounts Receivable Continuing Security Agreement dated August 11, 2004, granting a lien on Company’s personal property in respect of Company’s Honda Program Vehicles (collectively, as amended from time to time, the “Inventory Riders”);

•	Deposit Account Pledge Agreement dated as of February 23, 2006, granting a lien on Company’s deposits with Amalgamated (as amended from time to time, the “Deposit Account Pledge”);

•	Deposit Account Pledge Agreement dated as of February 23, 2006, granting a lien on Company’s deposit of the principal sum of $332,300 with Amalgamated (as amended from time to time, the “PC Pledge”);

•	Security Agreement (with Assignment of Rents and Leases) dated as of February 15, 2007 (as amended from time to time, the “2007 Security Agreement”);

•	Pledge and Security Agreement dated as of January 9, 2008 (as amended from time to time, the “2008 Security Agreement”);

•	Letter Agreement, dated as of April 10, 2006 (as amended from time to time, the “Letter Agreement”);

•	Amendment One to Revolving (Grid) Promissory Note and Letter Agreement dated as of February 1, 2007 (as amended from time to time, “Amendment One”);

•	Letter agreements regarding the extension of the Loan dated as of April 2 and April 30, 2007 (as amended from time to time, the “Extension Agreements”);

•	Forbearance and Amendment Agreement dated September 12, 2007 also executed by Jeff Pink (“Guarantor”) (the “First Forbearance Agreement”).

•
Absolute, Unconditional and Continuing Guaranty (Limited), dated as of April 13, 2006; Guaranty Reaffirmation and Amendment Agreement dated as of February 15, 2007; Absolute, Unconditional and Unlimited Guaranty dated as of November 14, 2007, all executed by Guarantor (collectively, the “Guaranty”);

•
Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents and Leases dated December 17, 2007 encumbering Guarantor’s residence in Calabasas, California which serves as security for the Guaranty (the “Deed of Trust”); and

•
Accounts Receivable Continuing Security Agreement dated on or about January 9, 2008, including an Inventory Rider (Rider A) and an Equipment Rider (Rider B), also securing the Guaranty (collectively, as amended from time to time, the “Amalgamated Guaranty Documents”).

•	Forbearance Agreement dated February 8, 2008 also executed by Guarantor (the “Second Forbearance Agreement”).

•	Collateral Disposition Agreement and Waiver of Notice dated April 17, 2008 by and among Company, Guarantor, Laurie Pink and Amalgamated (the “Collateral Agreement”).

•	Third Forbearance Agreement dated July 8 , 2008, also executed by Guarantor (the “Third Forbearance Agreement”).

The Note, the AR Security Agreement, the Inventory Riders, the Deposit Account Pledge, the PC Pledge, the 2007 Security Agreement, the 2008 Security Agreement, the Letter Agreement, Amendment One, the Extension Agreements, the First Forbearance Agreement, Guaranty, Deed of Trust, the Amalgamated Guaranty Documents, the Second Forbearance Agreement, Collateral Agreement and Third Forbearance Agreement are collectively referred to herein as the “Amalgamated Transaction Documents.”

2.
Company executed a Note in favor of Vineyard Bank (“Vineyard”) dated January 16, 2006, for the principal amount of $1,000,000, due and payable January 16, 2016, bearing interest at the prime rate plus 2.50% (the “Vineyard Note”). The loan made by Vineyard pursuant to the Vineyard Note is also governed by the following documents:

•	U.S. Small Business Administration Authorization (SBA 7(a) Guaranteed Loan), dated January 11, 2006 (the “SBA Authorization”);

•	Business Loan Agreement, dated January 16, 2006 (the “Business Loan Agreement”);

•	Loan Agreement, dated January 16, 2006 (the “Loan Agreement”);

•	Agreement Regarding SBA Loan Documents, dated January 16, 2006 (“SBA Loan Documents Agreement”);

•
Commercial Security Agreement, dated January 16, 2006 (the “Vineyard Security Agreement”), and pursuant to which the Vineyard Note was made secured by Company’s Equipment, Fixtures, Inventory, Accounts, Instruments, Chattel Paper, General Intangibles, Furniture, Machinery, Insurance Proceeds and Deposit Accounts (as such terms are defined in the Vineyard Security Agreement);

•	U.S. Small Business Administration Schedule of Collateral, January 9, 2006 (the “Vineyard Schedule of Collateral”);

•	Deed of Trust, dated January 16, 2006, pursuant to which Vineyard has a third deed of trust on Jeff and Laurie Pink’s residence (the “Vineyard Deed of Trust”);

•	U.S. Small Business Administration Unconditional Guarantee of Jeff Pink, dated January 16, 2006 (the “Jeff Pink Guarantee”);

•	U.S. Small Business Administration Unconditional Limited Guarantee of Laurie Pink, dated January 16, 2006 (the “Laurie Pink Limited Guarantee”);

•	U.S. Small Business Administration Standby Creditor’s Agreement, dated January 16, 2006 (the “Standby Creditor’s Agreement”);

•	Agreement to Provide Insurance on Jeff and Laurie Pink’s residence, dated January 16, 2006 (the “Residential Insurance Agreement”);

•	Agreement to Provide Insurance on Company’s Collateral, dated January 16, 2006 (the “Collateral Insurance Agreement”);

•	Hazard Insurance Disclosure, dated January 16, 2006 (the “Hazard Insurance Disclosure”);

Pursuant to a letter dated January 23, 2008 and signed by Vineyard (the “Vineyard Letter”), Vineyard has agreed to forbear from declaring a default under the Vineyard Note as a result of the change of control in Company arising from the Merger, Bridge Loan and a future contemplated financing so long as Company does not default under the Vineyard Note, beyond any applicable notice and/or cure periods. Such forbearance will continue for a period of six (6) months from the Closing of the Merger During that six (6) month period, Company has agreed to submit to Vineyard such documentation and information as Vineyard may require to evaluate wither Vineyard will consent to the Merger. If Vineyard declines to consent to the Merger, Company will have a period of ninety (90) days after receipt of notice from Vineyard that Vineyard has declared a default under the Vineyard Note to pay off the entire amount owing under the Vineyard Note.

The SBA Authorization, Business Loan Agreement, Loan Agreement, SBA Loan Documents Agreement, Vineyard Security Agreement, Vineyard Schedule of Collateral, Vineyard Deed of Trust, Jeff Pink Guarantee, Laurie Pink Limited Guarantee, Standby Creditor’s Agreement, Residential Insurance Agreement, Collateral Insurance Agreement, Hazard Insurance Disclosure and Vineyard Letter are collectively referred to herein as the “Vineyard Transaction Documents.”

3.	Company executed secured promissory notes in favor of the following parties as part of a $150,000 bridge loan in August 2007 (the “August 2007 Notes”):

•
Secured promissory note executed in favor of Kingsdale International Corp. (“Kingsdale International”) dated August 2, 2007, for the principal amount of $100,000, due and payable on August 2, 2008 bearing interest at a rate of 8% per annum (the “Kingsdale Note”).

•
Secured promissory note executed in favor of Greg Suess (“Suess”) dated August 2, 2007, for the principal amount of $16,667, due and payable on August 2, 2008 bearing interest at a rate of 8% per annum bearing interest at a rate of 8% per annum (the “Suess Note”).

•
Secured promissory note executed in favor of Sean Fitzpatrick (“Fitzpatrick”) dated August 2, 2007, for the principal amount of $16,667, due and payable on August 2, 2008 bearing interest at a rate of 8% per annum bearing interest at a rate of 8% per annum (the “Fitzpatrick Note”).

•
Secured promissory note executed in favor RP Capital, LLC (“RP Capital”) dated August 2, 2007, for the principal amount of $16,667, due and payable on August 2, 2008 bearing interest at a rate of 8% per annum bearing interest at a rate of 8% per annum (the “RP Capital Note”)

(Kingsdale, Suess, Fitzpatrick and RP Capital are collectively referred to herein as the “Secured Parties”).

To secure the performance of Company’s obligations under the August 2007 Notes, Company executed and delivered a Security Agreement, dated August 2, 2007 for the benefit of the Secured Parties (the “Security Agreement”). However, pursuant to a Termination and Release of Security Interest Agreement by and between Company and the Secured Parties dated February 5, 2008 (the “Security Termination Agreement”), Company and the Secured Parties terminated the Security Agreement and the Secured Parties released any security interest they had in any of the Collateral, as defined in the Security Agreement.

4.
Company executed a promissory note in favor of Left Coast Management, Inc. dated October 31, 2002, for the principal amount of $100,000, due and payable on January 31, 2003, bearing interest at a rate of 12% per annum compounded annually (the “Left Coast Note”). The Left Coast Note is past due.

5.
Company executed a promissory note in favor of Elliot Rosen dated April 26, 2002, for the principal amount of $10,000, due and payable on October 26, 2002, bearing interest at a rate of 12% per annum compounded annually (the “Rosen Note”). The Rosen Note is past due.

6.	Company executed the following promissory notes in favor of Gary Rivin:

•
Promissory note dated April 30, 2002, for the principal amount of $22,000, as amended, due and payable on October 30, 2002, bearing interest at a rate of 12% per annum compounded annually (the “First Gary Rivin Note”). The First Gary Rivin Note is past due.

•
Promissory note dated March 22, 2004, for the principal amount of $15,000, due and payable six months from the date of the note (September 22, 2004), bearing interest at a rate of 14% per annum compounded annually (the “Second Gary Rivin Note, and together with the First Gary Rivin Note, “the “Gary Rivin Notes”). The Second Gary Rivin Note is also past due.

7.	Company executed the following promissory notes in favor of Raymond Rivin:

•
Promissory note dated October 31, 2003, for the principal amount of $10,000, due and payable six months from the date of the note (April 30, 2004), bearing interest at a rate of 12% per annum compounded annually (the “First Raymond Rivin Note”). The First Raymond Rivin Note is past due.

•
Promissory note dated March 22, 2004, for the principal amount of $10,000, due and payable six months from the date of the note (September 22, 2004), bearing interest at a rate of 14% per annum compounded (the “Second Raymond Rivin Note,” and together with the First Raymond Rivin Note, the “Raymond Rivin Notes”). The Second Raymond Rivin Note is past due.

8.
In June 2006, the Company joined the Calabasas Country Club and financed its club membership dues of $35,000, bearing interest at 5.5%, payable in monthly installments of principal and interest of $326 through December 2015.

Section 2.10 Assets

1.	Company’s assets are encumbered pursuant to the Amalgamated Transaction Documents referenced in section 2.8 above.

2.	Company’s assets are encumbered pursuant to the Vineyard Transaction Documents referenced in section 2.8 above.

Section 2.11 Receivables and Payables

Company has a cash management arrangement with Amalgamated regarding the payment to Amalgamated of all cash flow payable to Company from Fox. From the proceeds received from Fox, Amalgamated is obligated, upon request by Company release to Company sufficient sums (to the extent Amalgamated has received same from Fox) to pay the following items in the following order: (i) monthly payments due under the Vineyard Note; (ii) Company’s current operating expenses, excluding salaries payable to management; (iii) all interest due and owing to Amalgamated under the Amalgamated Note; (iv) any financing or lease payments Company may incur in connection with the acquisition of new vehicles for Company’s fleet (the “Excluded Vehicles”); and (v) if there is any excess funds after the payment of the foregoing, to reduce the principal owing under the Amalgamated Note. Notwithstanding the above, Company is entitled to arrange with Fox to receive separately and outside the cash management arrangement, the proceeds of cash flow arising solely from the Excluded Vehicles, which proceeds Company may use to pay operating expenses and financing costs attributable to such Excluded Vehicles based on such allocation of operating expenses as is reasonably satisfactory to Amalgamated.

Section 2.12 Intellectual Property Rights

1.
Company is prosecuting a pending application to federally register Company’s established common law trademark, “EV Rental Cars,” and associated design. Company has recently responded to certain requirements for registration of “EV Rental Cars” imposed by the United States Patent and Trademark Office (the “USPTO”).

2.	Company owns the internet domain name www.evrental.com.

Section 2.13 Legal Proceedings

1.
Company commenced an action in California Superior Court against American Honda Motor Co., Inc. (“Honda”) on October 15, 2007 alleging various causes of action relating to Honda’s alleged breach of a Settlement Agreement entered into between Company and Honda dated March 15, 2005 (the “Honda Lawsuit”). Under the terms of the Settlement Agreement, the Company and Pink agreed to pay $638,000 to Honda to settle a 2004 lawsuit between the parties. As of December 31, 2006, the Company had an accrued liability of $214,582 related to this Settlement Agreement. The Honda Lawsuit is in preliminary pre-trial stages.

Section 2.14(a)(ii) Contracts and Commitments; No Default

1.
Company entered into an Indemnification Agreement with Pink, dated May 9, 2008 (the “Indemnification Agreement”), pursuant to which Pink agreed to indemnify Company for any liability owing to Vineyard under the Vineyard Note that exists as of the effective date of the Forbearance Agreement and for any liability owing to Amalgamated under the Forbearance Agreement for the payment of accumulated depreciation (as such term is defined in the Forbearance Agreement), except with respect to the first 55 vehicles sold after the effective date of the Forbearance Agreement. However, no repayment by Pink is required or permitted prior to the payment in full of the indebtedness due to Amalgamated under the Amalgamated Note and Forbearance Agreement and the final release by Amalgamated of the lien created on the shares of common stock pledged by Pink. In addition, after such release by Amalgamated, Pink as agreed to pledge to Company a certain number of shares of common stock owned by him as collateral for his obligations under the Indemnification Agreement.

2.
On May 6, 2008, Company, Pink and Kingsdale Capital entered into a letter agreement whereby Kingsdale Capital agreed, on a “best efforts” basis, upon the written request of Pink, to cause to be purchased by or for the accounts of third parties in exempt transactions, a sufficient number of the pledged shares such that the net proceeds received by Pink from such sales would allow him to make any payments to Amalgamated required of him under the Forbearance Agreement. In addition, Company has agreed to advance to Pink any amounts necessary to allow Pink to satisfy his obligations to the Amalgamated in the event that Kingsdale Capital is unable to place a sufficient number of the pledged shares. Pink agreed to reimburse Company for any advances made pursuant to the letter agreement.

Section 2.14(a)(iii) Contracts and Commitments; No Default

1.
Company entered into an Environmental Vehicle Agreement dated January 12, 2005 as amended, with Fox Rent a Car, Inc. (“Fox”), whereby Company’s locations are co-located with Fox’s corporate locations and Fox staff is responsible for conducting most of Company’s day-to-day operations (the “Fox Agreement”). Company has agreed to pay Fox 30% of gross revenues from each location. The Fox Agreement will expire on August 31, 2009.

2.
The managing member of Company executed an Agreement for Purchase and Sale of Membership Interests with Plethora Partners LLC (“Plethora”) dated July 16, 2007, whereby the managing member sold that portion of his membership interest constituting 33.8028% of Company to Plethora (on behalf of several entities) in exchange for $100,000 plus interest payable at a later date (the “Plethora Agreement”).

3.
On September 2, 2007, Company entered into a Strategic Consulting Agreement with Quantum Merchant Bankers, LLC to provide strategic consulting services to Company. In exchange for past services rendered, Company issued non-refundable membership interests in the Company equivalent to 10.840013% of Company, valued at approximately $260,000 based on the terms of the Merger and related transactions, as payment for services rendered from June 1, 2007 till September 2, 2007.

4.
The Company entered into an agreement with Kingsdale Capital International Inc. (“Kingsdale Capital”) and Kingsdale International Corp. (“KIC”) dated February 11, 2008, pursuant to which both Kingsdale entities agreed to act as market and strategic advisors to the Company and provide ongoing market-related advisory services to the Company (the “Advisory Agreement”). The Company issued to KIC limited liability company membership interests equivalent to 6.504008% of Company, valued at approximately $156,000 based on the terms of the Merger and related transactions, as payment for services rendered from January 1, 2008 till February 11, 2008. In addition, Company has agreed to pay Kingsdale an advisory fee of $145,000 and reasonable out-of-pocket expenses during the twelve month term of the agreement.

5.
On February 5, 2008, Company entered into an agreement with ROAR, LLC (“ROAR”) to provide strategic marketing services to Company. In exchange for past services rendered, Company issued non-refundable membership interests in the Company equivalent to 2.981003% of the Company prior to the close the Merger, valued at approximately $71,500 based on the terms of the Merger and related transactions. In addition, the Company has agreed to reimburse ROAR for reasonable out-of-pocket expenses.

6.
On July 8 2008, Company entered into a General Release and Membership Interest Issuance Agreement with Auto Acquisition Inc., a Delaware corporation (“AAI”) and Brian Wood (“Wood”), pursuant to which Company issued membership interests to AAI equivalent to 8.130081% of the Company, valued at approximately $195,000 based on the terms of the Merger and related transactions, as consideration for: (i) the release of Wood by AAI from any and all of his obligations to AAI, including those obligations arising from Wood’s employment with AAI, and from any restrictions (contractual or otherwise) of Wood being employed by Parent, Company, or any of their respective affiliates, (ii) Wood’s execution of an employment agreement with Parent(to be held in trust until the closing of the Merger), and (iii) the release of the Company and Parent by AAI for any and all claims regarding the Wood’s employment with Parent (the “AAI Agreement”).